UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Lexi Devices, Inc.

Legal status of Issuer:

>*Form:*
>
>Corporation
>
>*Jurisdiction of Incorporation/Organization:*
>
>Delaware
>
>*Date of Organization:*
>
>December 27, 2017

Physical Address of Issuer:

2342 Shattuck Avenue , Berkeley, CA 94704 United States

Website of Issuer:

https://lexihome.io/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

The Company has 30 employees worldwide, including 4 U.S. W-2 employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,145,277	$278,718
Cash & Cash Equivalents	$673,911	$105,073
Accounts Receivable	$1,335,300	$0
Short-term Debt	$930,440	$396,729
Long-term Debt	$150,000	$150,000
Revenues/Sales	$2,535,276	$52,116
Cost of Goods Sold*	$1,636,252	$90,980
Taxes Paid	$0	$0
Net Income	($97,127)	($784,404)

* "Cost of Revenues" in financial statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Lexi Devices, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE

ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

i

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Subscription Amount is $100 the Maximum Individual Subscription Amount is $107,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/Lexi-devices (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $5,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately y below:

(a) the quotient of $30,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $30,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently with and at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

• The Company does not have the right to repurchase the Securities.
• The Securities do not have a stated return or liquidation preference.
• The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research,

development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company may not be in compliance with the corporate registration requirements where it operates.

The Company's headquarters are located in the State of California. The Company is not currently qualified to conduct business in California. The Company could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Lexi Devices, Inc. is a comprehensive, secure edge-to-cloud platform that enables manufacturers and vendors to offer smart and interoperable IoT devices for their consumer or enterprise customers. Lexi Devices, Inc. has built a complete IoT Platform with a US-based cloud, white-labeled apps, admin & customer service portals and reporting & analytics. The platform covers all major IoT categories. Lexi offers universal interoperability with all major ecosystems including Amazon Alexa, Google Home, Apple HomeKit, Samsung SmartThings, HomeAssistant and coming soon Apple HomeKit, HomeAssistant and HomeBridge. Lexi uniquely supports all the major wireless protocols: WiFi, Bluetooth/Bluetooth Mesh, Zigbee, ZWave, 900MHz & LoRa as well as cellular 4G and 5G.

The Lexi platform supports all major smart home product categories including: lighting & lighting controls, sensors, energy management, security , HVAC, Air Quality Management, garage / outdoors.

The Company was incorporated in Delaware on December 27, 2017. The corporation's registered office in the State of Delaware is at 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801 in New Castle County.

The Company conducts business in California and sells products and services through a direct sales model worldwide.

Business Plan

Lexi provides customers with software and hardware in the IoT space. This includes mobile apps, a cloud platform, wireless modules, hardware devices, certification, deployment and ongoing support. Lexi generates revenue from software sales, sales of hardware to customers and through on going subscription services for data analytics and security services. Lexi serves customers in North America, Southeast Asia, Latin America and will expand into Europe and China as appropriate.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lexi Universal IoT Hub/Gateway	The Lexi Universal IoT Hub is the most robust IoT Hub available and has been designed to control the most complex smart building and home configurations with ease. From lighting and sensors to cameras and security/access, HVAC, energy management and indoor wellness devices (and more!), the Lexi Universal IoT Hub is interoperable, supports remote and local control, and enables you to run and manage your entire IoT-connected environment seamlessly. It has multilayered network security and the power to run AI models at the Edge. The Universal IoT Hub is white-labeled, supports every major wireless protocol and works across multiple smart home ecosystems.	Businesses who offer or need Smart-Home and Smart Building products and services - enterprise, distributors, vendors/resellers.
IoT Devices	IoT devices for Smart-Home and Smart-Buildings including: -Lighting -Bulbs, Fixtures, Luminaires - Controls -Sensors -Life Safety/Lifestyle -Wellness - Air Quality, Air Purification -Energy Management - Thermostats, TRV -Cameras (with Video AI) -Indoor, Outdoor, Doorbell - integrated with Lexi's IoT Platform for management, analysis, reporting, and control.	Businesses who offer or need Smart-Home and Smart Building products and services - enterprise, distributors, vendors/resellers.
Lexi IoT Platform	Mobile App and US-Based Cloud - The Lexi platform supports Multiple Locations, Multi-Tiered Users, has built in Reporting & Analytics designed for business and other business focused features.	Mobile App and US-Based Cloud - The Lexi platform supports Multiple Locations, Multi-Tiered Users, has built in Reporting & Analytics designed for business and other business focused features.

Competition

The markets in which our software, hardware and services (collectively the "platform") are sold are highly competitive. Our Platform competes against similar offerings of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our Platform, we compete against other branded Platforms. Software quality, hardware device quality, performance and value are also important differentiating factors.

Our primary competitors include other Internet of Things ("IoT") platform service provider such as Tuya, Pepper IoT, Afero, and Ayla Networks. These companies provide, among other things, cloud-based development services (Tuya), full-stack IoT "Platform-as-a-Service" (Afero).

Unlike its competitors, Lexi has a fully integrated eco-system that includes a proprietary cloud platform as well as a universal IoT gateway. Lexi has the only true multi-protocol gateway, supporting all the major industry standards (Zigbee, Z-Wave, Wi-Fi, Bluetooth/Bluetooth Mesh, LoRaWan, 900MHz), is future proofed to support emerging standards (Thread and Matter) and uniquely supports Helium networks. The Lexi Universal IoT Gateway enables customers to have the right protocol for the right purpose. In addition, the Lexi Gateway provides a bridge between legacy devices on existing wireless protocols and upcoming interoperability wireless standards. Lexi's cloud platform provides enterprise functionality not found on competitive offerings such as fleet management, customer specific roles based access control, floor plan upload, bi-directional CRM integration, remote control of devices, data, reporting and analytics on all device types, including 3rd party products, gateway log file rotation to the cloud, and customer service portals integrated with the roles based access control system

Customer Base

Lexi finds and engages clients (customers) through direct sales from our internal sales team and executive to executive relationships and their representation on global Standards Development Boards such as the Connected Standards Alliance (CSA) (formerly the Zigbee Alliance) and the Z-Wave Alliance, where Lexi executives are the Chairman Emeritus and Vice Chairman respectively. Lexi uses internal resources to find and work with well-known suppliers for components, end devices and manufacturing. Through these resources Lexi has the option to source from multiple suppliers in several countries.

Lexi sells direct to enterprise customers through the Lexi sales team. Lexi does not sell products direct to consumers.   Lexi's enterprise customers, particularly those who are B2B2C, then brand, market and sell 'their' products online, in stores or direct to their customers.

Supply Chain

Lexi has strong relationships with nearly a dozen hardware device manufacturers globally. These manufacturers including several of the leading suppliers for the IoT space. For example, Lexi uses LEEDARSON (global leader in lighting and IoT manufacturing) as well as V-Mark (primary IoT designer and manufacturer for The Kroger Co.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
87776611	"LEXI"	Trademark	January 30, 2018	November 12, 2019	USA
97063928	"CARBON"	Trademark	October 7, 2021	Pending	USA
10972360	Dynamic design of a lighting configuration	Utility Patent	May 7, 2019	April 6, 2021	USA
10980096	Learning a lighting preference based on a reaction type	Utility Patent	January 10, 2020	April 13, 2021	USA
11109469	Determining a lighting configuration based on context	Utility Patent	January 10, 2020	August 31, 2021	USA
11265994	Dynamic lighting states based on context	Utility Patent	January 10, 2020	March 1, 2022	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Information Technology & Cloud	23%	$5,750	23%	$246,100
Marketing	19%	$4,750	19%	$203,300
Sales	17%	$4,250	17%	$181,900
Software Development	13%	$3,250	13%	$139,100
General & Administrative	12%	$3,000	12%	$128,400
Other	10%	$2,500	10%	$107,000
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

Information Technology and Cloud. The Company intends to use a portion of the proceeds of the Offering on its full-stack cloud platform. Funds will be allocated to staff, technology resources, and recurring costs needed to maintain, manage, and support the LEXI Cloud.

Marketing. The Company intends to use a portion of the proceeds of the Offering to fund its marketing efforts, including, in particular, by digital and print marketing to reach target audiences in the enterprise Internet of Things ("IoT") space.

Sales. The Company intends to apply a portion of the Offering proceeds towards sales. These funds will be allocated to dedicate staff, CRM, and other technical platforms needed to support the Company's direct sales approach within the enterprise IoT space.

Software Development. A portion of the Offering proceeds will be used to fund software development. In particular, funds will be allocated towards staff and technology resources needed to maintain and continue development of the LEXI iOS and Android Mobile Apps.

General and Administrative. The Company intends to use a portion of the Offering proceeds to fund its general, administrative, and operational expenses such as rent, utilities, insurance payments, and wages and salaries for administrative and management staff.

Other.   A portion of the Offering proceeds will be allocated to other Company uses, including: (i) account management, meaning the staff, CRM, and other technical platforms needed to communicate with and support customers at the account level; (ii) customer service software platforms and other resources needed to support customers via online platforms, email, chat, and telephone; (iii) hardware production and quality assurance of manufacturing commodities required for IoT Gateway and other resources needed to build and test products.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Scott Cahill	Founder and Chief Executive Officer (December 2017 – Present)	Lexi Devices, Inc. Founder and Chief Executive Officer (December 2017 – Present) Responsible for overseeing all operational and business activities to ensure they produce the desired result and are consistent with the Company's overall strategy and mission; developing high quality business strategies and plans to ensure alignment with short-term and long-term objectives; and leading and motivating the team to advance employee engagement and develop a high performing managerial team.	The Wharton School, MBA in Finance and Entrepreneurial Management (1992) Cornell University, BS in Mechanical Engineering (1987)
Deepak Saxena	Founder and Chief Technology Officer (December 2017 – Present)	Lexi Devices, Inc. Founder and Chief Technology Officer (December 2017 – Present) Responsible for making executive recommendations with regard to the technological interests of the company. He is responsible for outlining the Company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs.	Syracuse University, MS, Computer Science (2001) University of Mumbai, BE in Electronics (1998)
John E. Osborne, II	Chief Operating Officer (December 2021 – Present)	Lexi Devices, Inc. Chief Operating Officer (December 2021 – Present) Responsible for all day-to-day operational, functional, and administrative aspects of the company. He provides management, leadership and vision to ensure the organization meets its short-term and long-term objectives and assesses and enhances the efficiency of internal and external operational processes. Z-Wave Alliance Vice Chairman of the Board (October, 2020 – Present) Serve as Chair when needed. Provide leadership to the board of directors by providing governance and strategic	Ohio University, BS in Computer Science (1988)

20

		leadership for the organization. Duties include providing assistance in setting goals and direction of the organization, chairing the strategy meetings to ensure the organization has steady growth, is financially sound and meets the overall objectives of the membership in the IoT industry.

Ohio School of Communications Advisory Board Member (2006 – Present) Provides advice, with other board members, to the college for continuous improvement in programs for students so coursework remains highly relevant to the business community. Also, assist graduates in finding internships and post-graduate positions, and support fund raising for student scholarships for students who demonstrate academic excellence.

Connectivity Standards Alliance Chairman Emeritus (February 2020 – Present); Chairman (January 2014 – February 2020)
Provide leadership to the board of directors by providing governance and strategic leadership for the organization, the board and the CEO. Duties included providing goals and setting direction of the organization, communicating with the membership, being a point of contact for board members and staff, setting and running meetings to ensure the organization has steady growth, is financially sound and meets the overall objectives of the membership in the IoT industry.

Leedarson, North America President, North America (2020 – December 2021); General Manager, North America (2019 – 2020)
Provided leadership of the North American business unit to ensure overall goals of the company were implemented, maintain and grow the customer base, insuring compliance with regional laws, policies, and security while growing the customer base and enabling staff to be successful to meet or exceed overall sales goals. | |
| Richard Ling | Director (November 2018 – Present) | Lexi Devices, Inc.
Director (November 2018 – Present)
Responsible for reviewing and recommending decisions about the Company's business affairs, policies, | University of California-Berkely, BS in Engineering (1984) |

		and goals to protect the interests of the company, its shareholders and employees Riptide Director (February 2021 – Present) Responsible for reviewing and recommending decisions about the Company's business affairs, policies, and goals to protect the interests of the company, its shareholders and employees.	
Caroline Gick	Director, Account Management (January 2022 – Present)	Lexi Devices, Inc. Director, Account Management (January 2022 – Present) As the Director of Account Management, Caroline establishes, cultivates and manages relationships with enterprise customer accounts, understanding their business needs and implementing the internal and external requirements and activities necessary to plan and deliver effective strategies and solutions. Proxy, Inc. Customer Operations and Customer Experience (CX) Lead (December 2019 – January 2022) As team lead for Customer Operations and CX, Caroline was responsible for planning and managing all activities throughout the Order Fulfillment cycle and inventory management as well as building and managing a remote CX team across time-zones to deliver high-quality service to global customers (B2B) and their end-users (B2C). Motiv, Inc. Customer & Channel Operations Manager (December 2017 – December 2019) High-volume customer service provider for B2C fitness wearable company; high-level support for partner-related customer service issues and responses appropriate to channel partner; responsible for order fulfillment across online channels including Amazon (US & International), Best Buy Canada, and eBay, e-commerce apps; manage inventory control and relationships with global warehouses, develop and maintain scalable fulfillment and inventory management operations.	Clark University, B.A. in Art History (1989) San Jose State University, MLSA/Masters in Library & Information Science (2006)

Michael Bailey Smith	Vice President, Sales November 2021 – Present	Lexi Devices, Inc. Vice President, Sales (November 2021 – Present) Responsible for growing the Company's customer base, opportunity pipeline, reputation, and revenue not only in North America, but worldwide. Also charged with building out the sales teams, outlining and managing sales budgets, setting quarterly and annual sales goals and motivating the sales teams to achieve their goals. Also responsible for monitoring IoT markets and competitor products and activities and providing detailed sales forecasting. Leedarson Group Senior Director, IOT Business Development (January 2021 – January 2022) Responsible for continuing the success in building Leedarson's IoT ODM Business through growing its customer base, opportunity pipeline, reputation, and revenue. Generating additional growth through partnerships and involvement with wireless alliances to ensure we are at the forefront of IoT. Leedarson Group Director, IoT Business Development (March 2017 – January 2021) As the leading ODM and Private Label IoT product manufacturer, responsible for driving Leedarson's IoT sales and business development into North American channels including Security, Telecom, MSO, OEM, CEDIA, Utility, IoT Platform, Ecosystem, E-commerce, Energy Management and Retail.	Eastern Michigan University, B.S. in Computer Aided Design (1988)
King Keung (Kelvin) Ngan	Vice President, Operations (June 2018 – Present)	Lexi Devices, Inc. Vice President, Operations (June 2018 – Present) Monitor and drive the whole product development to ensure it is in the most efficient and cost effective ways. Lead the Firmware team and production partner to directing the daily activities which is aimed to our target; involve on sourcing suitable items or potential manufacturer who has the good products suitable to add on Lexi Platform. Implement the suitable quality control plan and get the required certificate of products; implement cost reduction idea to save development and product cost. Support Product design with creative	Hong Kong Polytechnic University, B.S. in Manufacturing Engineering (1992)

		ideas and maintain the company asset such as injection molds.	

Biographical Information

Scott Cahill. Scott co-founded LEXI in 2017. Prior to LEXI, Scott was the CEO of several companies - two of which were acquired and one of which he put on the Inc 500 twice. Previous to these roles, Scott held VP level roles in Sales, Marketing and Business Development at three VC-backed companies, 2 of which were acquired by public companies.

Deepak Saxena. Deepak co-founded LEXI with Scott in 2017. Prior to LEXI, he was the CTO of an Adtech company. Deepak has 25 years of software development experience including many years working on projects for NASA, the Department of Defense, the Naval Research Lab, the Air Force Research Lab, the National Science Foundation and MIT Draper Labs.

John E. Osborne, II. Mr. Osborne is currently the Chief Operating Officer at Lexi Devices, Inc., Vice Chairman of the Z-Wave Alliance, and Chair Emeritus of The Zigbee Alliance. Mr. Osborne has extensive experience in new product development, rapid product commercialization, systems innovations, and operations improvement. He has a demonstrated ability to manage and inspire multi-cultural, internal-external teams. He is a skilled communicator and presented and has a sound background in budgeting, resource allocation, operations efficiency.

Richard Ling. Mr. Ling is a serial entrepreneur and investor with over 30 years of experience in building successful technology companies as a founder, CTO, CEO and venture capitalist. Mr. Ling has served as a board member of a dozen companies.

Mr. Ling founded three venture-backed technology start-up companies. ImpulseBuy (data-driven ad targeting) acquired by Inktomi (NASDAQ:INKT); AlterEgo (mobile/cloud-based web transcoding) acquired by Macromedia (NASDAQ:MACR); and MetaLincs (enterprise e-mail search) acquired by Seagate (NASDAQ:STX). These companies collectively raised over $50M in venture capital funding from top-tier venture funds, corporate and angel investors (including Mayfield Fund, Softbank, Canaan Partners, Granite Ventures, Arrowpath (ETrade), Newbury, Yahoo Inc, Interwoven, SRI (Stanford Research Institute), Frank Quatrrone, John Chambers among many others) and returned almost $350M in value to the investors.

Mr. Ling is a Founding General Partner of Rembrandt Venture Partners (RVP), established in 2004 to provide venture capital to early stage technology companies. RVP raised over $300 million under management in three funds that has invested in over 40 companies and has had over a dozen exits including Ironport (Cisco), Convio (IPO), MetaLincs (Seagate), LGC Wireless (ADC), Cavium (IPO), LiveRamp (Acxiom), Good Technology (Motorola), Xactly (IPO), Buysight (AOL) among others. Mr. Ling has also been an angel investor in over 20 companies including CommerceOne, Good Technology, ComScore, eBates, YesMail, Intuitive Surgical, Socializr, UserTesting.com, Atomic Labs, Hims&Hers, Facet Wealth, Lexi, Riptide, SuperWorld, Vectice, Irrigreen, etc. Mr. Ling holds several patents and has been featured in the Wall Street Journal and on the television program Business Today. Mr. Ling holds a Bachelor of Science in Engineering from the University of California at Berkeley (robotics and control/learning systems focus).

Caroline Gick. Caroline is a customer focused professional with a passion for people and the teams and systems that support them. She has 30 years' experience providing high level customer and account support for a variety of customers in a variety of environments, from public service to retail to B2C and B2B customer accounts. Combined with her high-touch customer and account support, Caroline has extensive customer operations experience, managing order fulfillment cycles and inventory for consumer and enterprise hardware/software companies.

Michael Bailey Smith. Mr. Smith is an IoT strategic sales executive with over 30 years of experience and a proven track record of taking new smart products and services and turning them into profitable multi-million dollar businesses. He is a former paratrooper with the US Army's 82nd Airborne Division, free agent with the Dallas Cowboys and, as crazy as it seems, also played bad guys in Hollywood for 25 years.

Kelvin Ngan. Kelvin has more than 30 years' experience in product development. He was formerly the VP of operations at a $100M/year toy company and brings extensive experience in plastic and electronics manufacturing to his role at LEXI

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 30,000,000 shares of common stock, par value $0.0001 per share.

20,000,000 shares are designated "common stock," of which 10,449,898 are issued and outstanding, (the "**Common Stock**").

10,000,000 shares are designated as preferred stock, of which 0 shares are issued and outstanding, par value $0.0001 per share (the "**Preferred Stock**").

At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,449,898 shares of Common Stock and 0 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,449,898
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 1
Face Value	$317,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $2,500,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of these SAFEs would be 8.97%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 2
Face Value	$327,500
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $4,500,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion

	and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of these SAFEs would be 7.16%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 3
Face Value	$325,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $6,500,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of these SAFEs would be 3.53%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 4
Face Value	$20,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $7,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of this SAFE would be 0.19%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 5
Face Value	$275,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $8,500,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion.

	If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of these SAFEs would be 2.28%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 6
Face Value	$280,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $10,000,000.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of these SAFEs would be 1.98%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 7
Face Value	$1,080,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $20,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of these SAFEs would be 3.81%.

Type	Simple Agreement for Future Equity ("SAFE") Seed Round 8
Face Value	$625,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	The Pre-Money Valuation Cap is $30,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the holders of this Crowd SAFE, assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFEs issued in this round were to convert immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of these SAFEs would be 1.47%.

Type	Options to Purchase Common Stock under the Company's 2018 Stock Plan
Amount Outstanding	1,408,007 (2,000,000 reserved for issuance)
Voting Rights	Holders of Options are not entitled to vote.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional options to purchase shares of Common Stock at a later date. The availability of any shares of the Company's Common Stock issued pursuant to the exercise of such options may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.31% on a fully-diluted basis.*

*Includes both vested and unvested options.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	U.S. Small Business Administration Economic Injury Disaster Loan
Creditor	U.S. Small Business Administration
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance.
Description of Collateral	The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code.
Other Material Terms	Installment payments, including principal and interest, of $731.00 Monthly, will begin Twelve (12) months from the date of the promissory Note.
Maturity Date	June 9, 2050

Date Entered Into	June 9, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Scott Cahill	6,000,000 shares of Common Stock	43.90%
Deepak Saxena	4,000,000 shares of Common Stock	29.27%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of July 31, 2022, the Company had an aggregate of $758,784.83 in cash and cash equivalents, leaving the Company with approximately 6.17 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

Lexi will use capital to purchase commodity products, such as microchips, memory and processors as components for end products such as the Lexi multiprotocol hub and sensors. The commodity market is very expensive at this time because of production and supply chain issues. Initial product will be manufactured and sent to customers for their internal test and certification. Upon successful testing customers will place purchase orders which will in turn fund additional purchases of commodity items for manufacturing and sales to the customers.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

Not applicable.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Seed Round 1)	16 SAFEs $317,500	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between January 2, 2018 and December 24, 2018	Reg D 506(b)
SAFE (Seed Round 2)	15 SAFEs $327,500	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between March 18, 2019 and September 4, 2019	Reg D 506(b)
SAFE (Seed Round 3)	13 SAFEs $325,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between September 18, 2019 and March 27, 2020	Reg D 506(b)
SAFE (Seed Round 4)	1 SAFE $20,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	April 28, 2020	Reg D 506(b)
SAFE (Seed Round 5)	6 SAFEs $275,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between August 28, 2020 and January 5, 2021	Reg D 506(b)
SAFE (Seed Round 6)	16 SAFEs $280,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between February 23, 2021 and April 16, 2021	Reg D 506(b)
SAFE (Seed Round 7)	9 SAFEs $1,080,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between July 8, 2021 and October 18, 2021	Reg D 506(b)
SAFE (Seed Round 8)	3 SAFEs $625,000	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The securities were issued on a rolling basis between March 21, 2022 and May 31, 2022	Reg D 506(b)
Options Issued pursuant to 2018 Stock Plan	1,408,007	Software and hardware development, G&A, product manufacturing, and sales and marketing expenses	The options were issued on a rolling basis between February 17, 2018 and November 29, 2021	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Richard Ling, a Board Member, has invested in several SAFEs in the aggregate amount of $175,000. These SAFEs were executed on November 18, 2018, March 18, 2019, June 17, 2019, August 21, 2019, November 20, 2019, October 6, 2020 and March 1, 2021, and were each in the amount of $25,000. The SAFEs are outstanding as of the date of this Form C.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://lexi.tech/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Scott Cahill
_____
(Signature)

Scott Cahill
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Deepak Saxena
_____
(Signature)

Deepak Saxena
_____
(Name)

Chief Technology Officer
_____
(Title)

August 26, 2022
_____
(Date)

/s/ Richard Ling
_____
(Signature)

Richard Ling
_____
(Name)

Director
_____
(Title)

August 26, 2022
_____
(Date)

EXHIBIT A

Financial Statements

LEXI DEVICES, INC

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2021 and 2020

LEXI DEVICES, INC

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2021 and 2020

TABLE OF CONTENTS

Mayne, Blumstein & Fingold CPAs LLP

Robert W. Mayne, CPA	Wade H. Blumstein, CPA	Dennis P. Fingold, CPA

To Management
Lexi Devices, Inc
Berkeley, CA 94708

We have reviewed the accompanying financial statements of Lexi Devices, Inc (a C Corporation), which comprise the balance sheets as of December 31st, 2021, and December 31st, 2020, and the related statements of income and stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Lexi Devices, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 11. Our conclusion is not modified with respect to this matter.

Mayne, Blumstein & Fingold CPAs LLP

Mayne, Blumstein & Fingold CPAs LLP
Merrick, New York
August 15, 2022

Lexi Devices, Inc
Balance Sheet
December 31, 2021 and 2020

	2021	2020
Current Assets:		
Cash and cash equivalents	$ 673,911	$ 105,073
Accounts Receivable	1,335,300	-
Inventory	87,890	138,335
Total Current Assets	2,097,101	243,408
Fixed Assets		
Property and Equipment, Net	12,936	1,230
Total Fixed assets	12,936	1,230
Other Assets		
Intangible Assets	31,240	34,080
Security Deposit	4,000	-
Total Other assets	35,240	34,080
Total Assets	$ 2,145,277	$ 278,718
Current Liabilities:		
Accounts Payable	$ 930,440	$ -
PPP Loan Payable	-	396,729
Total current liabilities	930,440	396,729
Long Term Liabilities:		
SBA Loan Payable	150,000	150,000
Total Long Term liabilities	150,000	150,000
Total Liabilities	1,080,440	546,729
Stockholder's Equity:		
Common Stock-see note 8	1,045	1,045
Additional Paid-in-Capitlal	13,452	13,452
SAFE Obligations	2,678,332	1,248,357
Accumulated Deficit	(1,627,992)	(1,530,865)
Total Stockholder's Equity	1,064,837	(268,011)
Total Liabilities & Stockholder's Equity	$ 2,145,277	$ 278,718

See independent accountant's review report and accompanying notes to financial statements.

Lexi Devices, Inc

Statement of Income / (Loss)

For the Years Ended December 31, 2021 and December 31, 2020

	2021	2020
Gross Revenues	$ 2,535,276	$ 52,116
Cost of Revenues	1,636,252	90,980
Gross Profit (Loss)	899,024	(38,864)
Operating Expenses:		
Customer Service & Account Manangement	14,300	12,100
IT & Operations	51,041	35,307
Research and Development	489,957	460,855
Sales and Marketing	61,396	60,180
General and Administrative	370,137	181,232
Total Operating Expenses	986,831	749,674
Net Operating Loss	(87,807)	(788,538)
Other Income (Expense)		
Amortization Expense	(2,840)	(2,840)
Depreciation Expense	(3,474)	(695)
Interest Expense	(3,006)	(2,331)
Forgiveness of PPP Loan	-	10,000
Total Other (Expense) Income	(9,320)	4,134
Net Loss	$ (97,127)	$ (784,404)

See independent accountant's review report and accompanying notes to financial statements.

Lexi Devices, Inc
Statement of Cash Flows
For the Years Ending December 31, 2021 and December 31, 2020

	2021	2020
Cash Flows from Operating Activities:		
Net Loss	$ (97,127)	$ (784,404)
Amortization	2,840	2,840
Depreciation	3,474	695
Adjustments to reconcile net income (loss) to net cash provided (used) by		
Increase in Accounts Receivable	(1,335,300)	-
Increase in Security Deposit	(4,000)	-
Decrease (Increase) in Inventory	50,445	(34,633)
Increase in Accounts Payable	930,440	-
Decrease in Deferred Revenue	-	(27,477)
Net Cash Used by Operating Activities	(449,228)	(842,979)
Investing Activities		
Cash used for fixed assets	(15,180)	-
Net Cash Used by Investing Activities	(15,180)	-
Financing Activities		
Issuance of SAFE obligations	1,429,975	404,000
(Repayment) Issuance of borrowings	(396,729)	546,729
Net Cash Provided by Financing Activities	1,033,246	950,729
Net Increase In Cash and Cash Equivalents	568,838	107,750
Cash and Cash Equivalents, Beginning of Year	105,073	(2,677)
Cash and Cash Equivalents, End of Year	$ 673,911	$ 105,073
Supplemental disclosures:		
Interest Paid:	$3,006	$2,331
Taxes Paid:	$1,475	$1,477

See independent accountant's review report and accompanying notes to financial statements.

Lexi Devices, Inc
Statements of Stockholders' Equity
For the Years Ended December 31, 2021 and 2020

	Common Stock		Additional Paid-in-Capital		SAFE Obligations		Accumulated Deficit		Total Stockholders' Equity	
	Shares	Amount								
Balance as of January 1, 2020	10,449,898	$ 1,045	$	13,452	$	844,357	$	(746,461)	$	112,393
Issuance of SAFE Obligations	-	-		-		404,000		-	$	404,000
Net Loss	-	-		-		-		(784,404)	$	(784,404)
Balance as of December 31, 2020	10,449,898	$ 1,045	$	13,452	$	1,248,357	$	(1,530,865)	$	(268,011)
Issuance of SAFE Obligations	-	-		-		1,429,975		-	$	1,429,975
Net Loss	-	-		-		-		(97,127)	$	(97,127)
Balance as of December 31, 2021	10,449,898	$ 1,045	$	13,452	$	2,678,332	$	(1,627,992)	$	1,064,837

Notes to the Financial Statements for the
Years Ended December 31, 2021 and 2020

NOTE 1 – NATURE OF OPERATIONS

Lexi Devices, Inc. (which may be referred to as "the Company", "we," "us," or "our") was incorporated on December 27th, 2017. The Company is a comprehensive, secure edge-to-cloud platform that enables manufacturers and vendors to offer smart and interoperable IoT devices for their consumer or enterprise customers. The Company has built a complete IoT platform with a US-based cloud, white labeled apps, admin & customer service portals and reporting & analytics, the platform covers all major IoT categories. The Company offers universal interoperability with all major ecosystems including Amazon, Alexa, Google Home, Apple HomeKit, Samsung SmartThings, HomeAssistant and HomeBridge. The Company uniquely supports all the major wireless protocols: WiFi, Bluetooth/Bluetooth Mesh, Zigbee, ZWave, 900MHz & LoRa as well as cellular 4G and 5G. Additionally the platform supports all major smart home product categories including: lighting, sensors, energy management, cameras, garage/outdoors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Fiscal Year

The Company operates on a December 31st year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, and December 31, 2020, the Company had $673,911 and $105,073 of cash on hand respectively.

Receivables and Credit Policy

The company deals with one major business segment. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, and December 31, 2020, the Company had $1,335,300 and $0 in accounts receivable respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31st, 2021 and 2020, the Company does not have any uncollectable accounts and no provision was recognized.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) Method. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realizable value represents the estimated selling price minus all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California

There is no income tax provision for the Company for the period from Inception through December 31, 2021, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31st, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The company's sales are derived from the sale of services with revenue being recognized when persuasive evidence of an arrangement existed, the sale had occurred, the sales price was fixed or determinable and collectability was reasonably assured. In evaluating the if the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606") the company felt it was already recognizing revenue when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling. For the years ending December 31st, 2021, and December 31st, 2020, the Company recognized $2,535,276 and $52,116 in revenue respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $61,396 and $60,180 for the years ended December 31, 2021, and December 31, 2020 respectively.

Research and Development

In compliance with ASC 730-10-25, and ASC 985-20 all research and development, and computer software costs are expensed as incurred. Such costs approximated $489,957 and $460,855 for the years ended December 31, 2021, and December 31, 2020 respectively.

Recent Accounting Pronouncements

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes,* or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified a noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows* (Topic 230), *Restricted Cash,* or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification with determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting,* or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31st, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (*Topic 718*):* *Scope of Modification Accounting,* or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE-3 INTANGIBLE ASSETS

The Company has recorded intangible assets at cost. The intangible assets consist of startup costs. Startup costs are amortized over the 15-year estimated useful life on a straight-line basis.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between

annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates. As of December 31, 2021, the company currently has Startup costs on the books with an aggregate gross carrying amount of $42,600 and an aggregate amortization expense for the years ending December 31, 2021, and December 31, 2020, of $2,840, and $2,840 respectfully.

Intangible assets on December 31, 2021, and 2020 consisted of the following:

	2021	**2020**
Startup Costs	$42,600	$42,600
Accumulated Amortization	(11,360)	(8,520)
Total	$31,240	$34,080

NOTE 4 – FIXED ASSETS

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method based on useful lives of the assets. There was $112,104 and $104,790 depreciation expense for the years ended December 31st, 2021, and December 31st, 2020 respectively.

Property and Equipment on December 31, 2021, and 2020 consisted of the following:

	2021	**2020**
Computer Equipment	$ 16,767	$ 1,587
Furniture & Equipment	765	765
Accumulated Depreciation	(4,596)	(1,122)
Total	$12,936	$1,230

NOTE 5 – INVENTORY

On December 31st, 2021, inventory consisted of Smart Light Bulbs. The ending inventory for the years ended December 31st, 2021, and December 31st, 2020, were $87,890 and $138,335 respectively.

	2021	**2020**
Smart Light Bulbs	$87,890	$138,335
Total	$87,890	$138,335

NOTE 6 – PPP LOANS

In 2020, the Company received a loan from the Small Business Administration in the amount of $394,417 under the Paycheck Protection Program (PPP) established by the Corona Virus Aid, Relief and Economic Security (CARES) Act. The loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The PPP loan is evidenced by a promissory note, between the Company, as the borrower, and the Small Business Administration ("SBA"), as the lender. The interest rate on the note is 1% per anum, with interest accruing on the unpaid balance computed on the basis of the actual number of days elapsed in a year of 365 days. No interest or principal will be required during the first six months after the loan amount is disbursed, although interest will continue to accrue over this six-month deferral period. As of December 31st, 2021 the loan has been paid in full.

SBA-EDIL

On September 16, 2020 the company entered into a loan agreement of the SBA Economic Injury Disaster Loan (EIDL) for an amount of $150,000, interest rate of 3,75%, equal monthly installments of $731 and maturity date in March 2050. As of December 31, 2021, the balance is $150,000. As of August 10th, 2022, according to management, no payment has been required.

PPP Loans on December 31, 2021, and 2020 consisted of the following:

	2021	**2020**
Current:		
Paycheck Protection Program (PPP)	$ -	$ 394,417
Accrued Interest	-	2,312
Total	-	396,729
Long Term:		
SBA-EIDL	$ 150,000	150,000
Total	$ 150,000	$ 546,729

NOTE 7 – ACCOUNTS PAYABLE

Accounts payable consist of obligations of the company to suppliers of goods and services obtained in the ordinary course of business.

Accounts Payable on December 31, 2021, and 2020 consisted of the following:

	2021	**2020**
Suppliers	$ 930,440	$ -
Total	$930,440	$ -

NOTE 8 – EQUITY

Common stock

The Company authorized 30,000,000 shares, par value $0,0001, of which 20,000,000 authorized and unissued shares are hereby designated as Common Stock, and 10,000,000 authorized and unissued shares are hereby designated as Preferred Stock. As of December 31, 2021, 10,449,898 shares of common stock have been issued.

SAFE Obligations

The Company accounts for the SAFE agreements under ASC 480 (*Distinguishing Liabilities from Equity),* which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31st, 2021, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments or reflected in income for the years ended December 31st, 2021.

In 2021, the Company issued several Simple Agreements for Future Equity ("SAFEs") totaling $1,429,975. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction with principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post money valuation ("Equity Financing").

Between 2017 and 2021, the Company issued several Simple Agreements for Future Equity ("SAFEs") as part of pre-seed and seed campaigns, all worth a total of $2,678,332 with post-money valuation caps of $2,500,000 to $20,000,000 to various investors. The terms of the agreements provide investors the right to future equity in the company. As of August 15th, 2022, the date the financial statements were available to be issued, the Company has not held an equity financing and none of the SAFEs were converted to shares of preferred stock.

NOTE 9 – INCOME TAXES

The Company for tax purposes is treated as a C corporation. The 2021 tax return was filed on February 19th, 2022.

NOTE 10 - COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company began in 2017 and has established its presence and operations in the United States. The Company's ability to continue as a going concern is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 13 – SUBSEQUENT EVENTS

Effective as of May 17, 2022, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, a Delaware limited liability company. Lexi Devices, Inc together with Republic, pursuant to which Lexi Devices, Inc will prepare and launch a Regulation Crowdfunding securities-offering facilitated by Republic on a website owned by OpenDeal Inc, and hosted by Republic Core LLC (collectively, the "Portal"). Lexi Devices, Inc seeks to complete an offering of the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF), of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,070,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum by the offering deadline. The offering is still ongoing as of August 15th, 2022, the date the financial statements were available to be issued.

In 2022, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $625,000. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction with principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post money valuation ("Equity Financing").

Management's Evaluation

Management has evaluated subsequent events through August 15th, 2022, the date financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

LEXI DEVICES, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Lexi Devices, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $30,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)　　**Termination**.　This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)　　The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)　　If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)　　The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.　THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)　　The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)　　The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)　　Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)　　Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Lexi Devices, Inc.

By: /s/ Scott Cahill
Name: Scott Cahill
Title: Chief Executive Officer
Address: 2342 Shattuck Avenue , Berkeley, CA 94704
Email: scott.cahill@lexi.tech

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Lexi Devices, Inc. (the **"Security"**). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the **"Conversion Securities"**) to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently with and at the direction of the Chief Executive Officer of Lexi Devices, Inc.. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                   Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee, President

Date: Date:

COMPANY:

By: /s/ Scott Cahill

Name: Scott Cahill, Chief Executive Officer

Date:

EXHIBIT C

Video Transcript

LEXI Republic Campaign Video Script
Today many people think of Amazon Alexa and Google Home as the Internet of Things.

But that is only partially true. As a consumer or business's use of IoT matures, their needs outgrow these simple systems. This is where Lexi comes in.

Lexi is a comprehensive software and hardware platform for IoT that not only consolidates Alexa and Google Home, but also Apple HomeKit, Samsung SmartThings and even HomeAssistant and HomeBridge.

Lexi not only bridges smart home ecosystems, but it integrates competitive 3rd party smart home products into a unified mobile app.

And Lexi does that across all the major wireless protocols - WiFi, Bluetooth Mesh, Zigbee, ZWave, 900 Megahertz, and LoRaWan. It's also upgradeable to Thread and will support the upcoming IoT interoperability standard, Matter.

Lexi has built its own full-stack cloud platform which is 40% faster in performance than major cloud services and still equal in scalability and ease-of-use. The Lexi Cloud includes Artificial Intelligence algorithms, personalization, fleet management of devices, "big data" storage, Roles Based Access Control and rich reporting & analytics dashboards all of which is delivered at up to 90% cost savings over our competitors.

Lexi supports every major IoT product category including lighting, security, energy management, leak detection and more for Smart Homes…

..and solutions for Smart Buildings and Smart Cities, Smart Agriculture, Environmental Monitoring, Logistics, and more

that include devices for Asset Tracking, Industrial Control Monitoring, HVAC, Air Quality, Storage tank levels and smart street lights....to name just a few

Lexi's technology also includes robust AI covered by 4 US patents. Lexi isn't just smart, Lexi is THE intelligent solution. Our customer prospect list includes leading consumer hardware manufacturers, other IoT companies, International telcos, Insurance companies, electrical distributors, and major retailers

And now, with an almost $2 million order from CalChip, the largest Helium Miner distributor, Lexi has built the first multi-protocol Helium Miner Gateway which enables users to mine HNT cryptocurrency while integrating with the rest of IoT.

Be a part of Lexi, be a part of the future of IoT.

EXHIBIT D

Testing the Waters Communications

LEXI

IoT Platform-as-a-Service | Comprehensive, ecosystem-agnostic, + Edge-to-Cloud



ay

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Total reserved



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Highlights

$1M+ raised

Company has previously raised over $1M in capital



$1M+ revenue

Company had over $1M in revenue in the past 12 months



25-49 employees

Notable angel backing

Company is backed by a notable angel investor



Venture-backed

Company is backed by a venture capital firm



Add investment summary...

$5.5 trillion global market opp growing at 27.4% YoY

2022 sales forecast of $7.5M, 3X revenue growth in one year

Sales pipeline: 175 opportunities w/ $110M in potential revenue

Sales prospects include 2 of largest US retailers & international telcos

Software platform reseller agreement w/ largest Global IoT Manufacturer

30 team members globally, incl. recognized world leaders in the IoT space

Investors & advisors incl. execs from Google, Goldman Sach, Phillips

* Click here for important information regarding Financial Projections which are not guaranteed.

Problem

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Smart devices, otherwise known as the Internet of Things (IoT) are permeating nearly every business. Companies do not have the skills and/or resources to develop all the components necessary to deploy, manage, report, and support IoT devices and data capture/analytics.

Companies can buy devices from overseas manufacturers, but they need an IoT platform to operate, manage, and support these products. In addition, they are strongly demanding a US-Based Cloud.

10+ billion IoT devices, almost all of which need their own app, are siloed in incompatible ecosystems.

Solution

LEXI's Enterprise IoT Edge-to-Cloud Platform

LEXI

The LEXI solution is universal, interoperable, multi-protocol, and intelligent. Enterprise customers select us for:

- Wireless protocol support & forward compatibility with new wireless standards

- Major ecosystems coverage (Amazon, Google, Apple, etc)

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- "Big Data" storage with rich analytics

- Machine learning to enhance UX

- Ease of use, time to market

Our flexible suite of recurring revenue services can be resold as monthly subscriptions, bringing new revenue streams and competitive advantage to B2B2C customers.



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Works with ALL
major wireless protocols

5G

900MHz

lte

Wi Fi

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zigbee
LoRa
ZWAVE
Upgradeable to:
THREAD
matter


LEXI
Major cloud services
40%
Faster in performance

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Up to

90%

cost savings


Artificial
Intelligence


Personalization


Fleet
management
of devices


"Big data"
storage


Roles Based
Access Control


Reporting
& analytics

The LEXI Platform is being deployed into several enterprise business segments.

Enterprise Market Segments


Smart Building


Smart City


Smart Home


Smart Agriculture





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Logistics



HVAC

Product



The LEXI Platform:
Gateway to the IoT Universe
LEXI

LEXI's suite of software and hardware provides complete functionality for enterprise customers to deploy a comprehensive Smart Home offering or a commercial IoT project. This includes:

- **iOS and Android mobile apps:** Customizable, white-label mobile apps that work both with and without the LEXI Gateway.
- **Universal IoT Gateway:** Includes ALL 5 major wireless protocols plus a powerful NXP processor for running AI models at the edge.
- **LEXI Cloud:** Includes an admin portal, customer service portal, Roles Based Access Control (RBAC), remote device control, a Big Data backend, and rich reporting & analytics dashboards, all delivered at up to 90% cost savings over AWS IoT Core (which is utilized by our competitors).

The only IoT platform cloud built independently,
generating savings to Lexi of nearly 90%

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LEXI
9:41
My Home
Activity
Current
1532
kWh
Average
1365
kWh
12 AM
12 AM
Electricity Usage
Favorites
Kitchen Lights
GROUP
Off
Goodnight Moon
SCENE
Tequila Sunrise
COMPOSITION Paused
Front Porch Camera
DEVICE
Home
Devices
Automate
Activity
12.7
0.72

Traction

$2.5M in Sales in 2021 LEXI

Inside Our Sales:

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	Opportunities	2022 Potential	2023 Potential
5% — Working →	46		
20% — Interest →	65		
30% — Meeting →	32	$11,304,800	$21,220,375
50% — Samples →	16	$10,341,750	$22,895,000
70% — Quote →	7	$4,643,000	$18,075,000
80% — Contract →	1	$600,00	$1,200,000
100% — Closed →	8	$2,151,425	$17,183,920
Totals	175	$29,040,975	$80,574,295

Note: ProForma Forecast:
2022 = $7.5M
2023 = $66M

Click here for important information regarding Financial Projections which are not guaranteed.

Our Business Development Traction:

- Closed software reseller agreement with LEEDARSON (largest Global IoT Manufacturer) to be their North American Software Platform Partner

Our Technology:

- 4 U.S. patents in the application of Machine Learning, Computer Vision, and Artificial Reality to IoT

- Multi-protocol LoRaWAN Helium Miner IoT Gateway finally bridging Helium to the rest of the IoT space

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US Patent # 10972360

"Dynamic design of a lighting configuration"

aka Smart Lighting Art

US Patent # 10980096

"Learning a lighting preference based upon a reaction type"

aka Computer Vision for behavior analysis

US Patent # 11109469

"Determining a lighting configuration based upon context"

aka Machine Learning for user preferences

US Patent # 11265994

"Dynamic lighting states based upon context"

aka Machine Learning for user preferences

UNITED STATES
PATENT AND TRADEMARK OFFICE

uspto

Traditional IoT

WiFi™

zigbee

Bluetooth®

Helium Ecosystem

LoRa

LoRa

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Customers


Sales Pipeline With $110M
in Potential Revenue

LEXI

LEXI has 7 signed enterprise customers:

Some of our Customers

delos	INTERMATIC	ECOSENSE
Leading well building Company	125 year old "Timer" company	Premium lighting company

CalChip CONNECT	easytv	HealthWay
World' largest distributor of LoRaWan products	Brazilian Telco	Leading Air Purifier Manufacturer

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Our enterprise customers are from a broad cross section of market segments. (Stars indicate LEXI has customer prospects shown in that column.)

★ Telecom	★ Security Dealers	★ Lighting Brands	★ Retail	★ HVAC	★ Ditributors	★ Security
verizon✓	EMC Security	Acuity Brands	Walmart	Rheem	GRAINGER	alarm.com
T··Mobile·	ALERT 360	KEYSTONE	Sams Club	LENNOX	ARROW	vivint. Smarthome
AT&T	VECTOR SECURITY	GE Lighting	LOWE'S	Building36	Rexel	ADT
Deutsche Telekom	CPI	HUBBELL Lighting	MENARDS	TRANE TECHNOLOGIES	GraybaR	Honeywell
Telkom Indonesia	SHS	TCP	BEST BUY	Goodman	sonepar	tyco
PLDT		globe.	COSTCO		WESCO	SimpliSafe
easytv		MERKURY	Target		IPS	ring
			Batteries + Bulbs		ACCEL	resideo
			ACE Hardware		WORTHINGTON	
			TRACTOR SUPPLY CO			

OEM	CEDIA	CE	Lightning Controls	EMS	Utilities	★ Water
NORTEK	Control4	belkin	legrand	ecobee	reliant	MOEN
JASCO	CRESTRON	IOGEAR	LEVITON	OhmConnect	Direct Energy	KOHLER.
interlogix	SAVANT	vtech	LUTRON	powerley	SRP	ECOWATER
	technicolor	VOXX	inovelli	rainforest	nationalgrid	heatSMART
	URC	logitech	INTERMATIC	energyaware	PSE PUGET SOUND ENERGY	bioBidet
			LATCH		SMUD	Water Tech
			current powered by GE		FSG	
					FPL	

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QSR | Appliances | Retail Asset Management



Here's what just a few of our enterprise customers say about LEXI:



LEXI was recommended to us by Delos as a preferred IoT platform vendor for products being specifically designed and manufactured for Delos. After working with LEXI and testing their wireless modules, we have elected

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Alexander Frechette, VP of Engineering | HealthWay

As the largest distributor of LoRaWAN & Helium Gateways in the world, we have a deep understanding of this space and we see an absolute need for a multi-protocol hub that integrates LoRaWan & Helium with the rest of the IoT. Based on their technical expertise and experience building IoT Gateways, we felt confident that *LEXI is the best company to make this happen* and, therefore, we commissioned them to create this unique device for us.

Brian Bielawski, VP of Product, CalChip Connect

Click here for important information regarding Financial Projections which are not guaranteed.

Business model

Enterprise Platform-as-a-Service & Hardware Sales

LEXI

LEXI's primary business model is Enterprise Platform-as-a-Service (PaaS). We charge monthly recurring fees based on the number of connected devices.

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LEXI Smart Devices

Motion/Temp/Hum Sensor

Door/Window Sensor

Glass Break Sensor

OFD/TW/RGBW Lighting

Glass Break Sensor

Smoke Sensor

Floodlight Camera

Indoor Camera

Motion Sensor

Universal IoT Hub (Optional)

Water Shutoff Valve

Water Leak Sensor

In addition, we sell several wireless modules with our firmware burned onto the modules to hardware device manufacturers, who in turn design the module into their products.

Wireless Modules with LEXI Firmware



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A significant competitive differentiator for LEXI is that we also wholesale our customers a selection of monthly recurring revenue services.

Monthly Recurring Revenue Bundles



Security
- Livestreaming
- Cloud storage
- AI break-in detection
- AI pool security monitoring
- AI fall detection



Automated Energy Management
- Daylight harvesting
- Utility demand response
- HVAC automated management



Automated Air Quality Management
Dynamically managed air purification with overlapping energy conservation across a fleet of devices.



Leak Detection and Mitigation
Water leak detection, notification, and automated water shut off.

LEXI is primarily a direct enterprise sales model. We leverage our extensive industry relationships—including board seats on key industry standards bodies—to reach new customers through senior decision makers.

Direct enterprise sales

Platform-as-a-Service with monthly recurring revenue

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Market

$5.5 Trillion Global IoT Market Opportunity in 2030

LEXI

LEXI is well-positioned to capture a meaningful share of the massive and rapidly growing IoT market. The chart below shows the growth of the US IoT Market, nearly tripling in 4 years from $594B in 2022 to $1.567B in 2025.



Market size in billion U.S. dollars

Year	Value
2017	110
2018	151
2019*	212
2020*	248
2021*	418
2022*	594
2023*	800
2024*	1079
2025*	1567

* Click here for important information regarding Financial Projections which are not guaranteed.

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IoT is one of the fundamental trends underlying the digital transformation of business and the economy. By 2030, the IoT could enable $5.5 trillion to $12.6 trillion in value globally.

November 2021 McKinsey & Co. Report,
The Internet of Things: Catching Up
to an Accelerating Opportunity

Competition

Several Sustainable
Competitive Differentiators

LEXI

Prominent Competitive Differentiators

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Universal IoT Gateway

Only Gateway available that covers all 5 key wireless protocols-and can be upgraded to Thread and Matter.

Other competitive differentiators include:

- Complete Smart Ecosystem support (Alexa, Google Home, SmartThings, IFTTT. Coming soon: HomeKit, HomeAssistant and HomeBridge)

- Comprehensive wireless protocol support (Wi-Fi, Bluetooth/Bluetooth Mesh, Zigbee, Z-Wave, LoRaWan, 900MHz)

- Integrates leading 3rd party brand products

- Customers can load their own software onto our Gateway in a "Headless" configuration leveraging our GatewayOS

- Fleet Management (City, Campus, Building, Floor level), Roles Based Access Control, Floor Plan Upload, Cloud Remote Device Control, Customer CRM Integration

- Enterprise Portal including Admin & Customer Service



The only IoT platform cloud **not** built on Amazon AWS, Google Cloud, or Microsoft Azure.

Built independently on DigitalOcean

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The only **Multi-protocol LoRa/Helium MinerGateway**

Vision and strategy



Far-Reaching
and Future-Proofed

LEXI

The IoT and Smart Home markets are in their infancy. As each sector evolves, customer needs also mature.

In the B2B2C space, LEXI has positioned itself as THE technology platform for enterprise customers transitioning to robust intelligent homes.

In the B2B space, LEXI is seeing strong interest from Smart Building, Smart City, Smart Logistics, and Industrial Control projects.

The new interoperability standard Thread and Matter will alter the competitive landscape in LEXI's favor via the need to bridge billions of legacy devices across existing wireless protocols with new standards. John Osborne, LEXI's COO, led the creation of the Matter Standard on behalf of the CSA.

24% IT & Cloud

20% Marketing

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![Expanding the team, Product development, Purchasing components for manufacturing, Product marketing. 14% Software Development, 13% G&A, 4% Product, 3% Account Management, 2% Customer Service, 2% Hardware Production & Quality]

Impact

Work on your impact section

Funding

$3.2M Raised from VCs
& Notable Industry Angels

LEXI

Lexi's investors & advisors include:

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Cyril Brignone
CEO, Vectice,
former CEO Arrayent,
IoT Platform company



Harsha Agadi
Former CEO, Little Ceasar's,
Church's Chicken,
Friendly's, Krystal



Jeff Cassis
Former SVP-Global
Lighting Systems, Phillips



Karl Jonnson
Sr. Director Product
Management, Smart Home,
Belkin



Kurt Robson
Former VP-Architecture,
Oracle



Matthew Stepka
Former VP-Special Projects
Google & President
Google.org

"*As a repeat entrepreneur co-founding 3 successfully exited venture-backed companies, a founding partner in a venture capital fund with $300 million under management, and currently an active angel investor, I have invested in dozens of companies in my career.* **Few had the potential to dominate the market as much as LEXI and none were as capital efficient...***I have worked with Scott in one of my*

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"*During the last part of my nine years at Google as the VP-Special Projects, I spent an increasing amount of my time looking at AI opportunities. I got involved with LEXI because I think there is a* **huge opportunity to apply AI in IoT** *as we move from Reactive to Proactive and ultimately to Predictive functionality in* **the Platform that really makes buildings and homes not just smart, but intelligent.**"

**- Matthew Stepka, former VP-Special Projects,
Google & President Google.org**

"*As the former SVP-Global Lighting Systems at Philips, now Signify...I recognized that LEXI's connected software platform was the cornerstone of its value proposition...The management's team led an* **efficient and effective transformation to capture market share in the fast-growing IoT market segment.** *They developed an impressive smart, wireless IoT platform, with unique capability to compete and scale. LEXI is* **well positioned to become the market leader in the smart IoT segment.**"

- Jeff Cassis, former SVP-Global Lighting Systems, Phillips

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*as well as a former colleague I have invested in LEXI several times over the past few years. LEXI continues to impress me with their **technical execution as well as incredible sales pipeline.***"

- Hans Bukow, CEO & Co-Founder, eTeki

Founders

Experienced IoT & Technology Leaders

LEXI



Scott Cahill
CEO

· 4x CEO, with 2 exits to public companies



Deepak Saxena
CTO

· Former CTO of Adtech Company

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Summary



Traction, Vision, and Expertise   LEXI

In a massive market, LEXI has established itself as an expert innovator with the future-proof technology, vision, and executive team needed to emerge as a leader in the IoT space.

Tremendous sales traction

- $2.5M in 2021 revenue
- Revenue pipeline: $29M in 2022 & $81M in 2023
- Reseller agreement with Leedarson, the largest global IoT manufacturer

Key Competitive Differentiators



Custom Built IoT Cloud   **Universal IoT Gateway**

- Integration of all Ecosystems and 3rd party brands

4 US Patents

LEXI holds 4 US patents in the field of AI, computer vision, and VR for IoT.

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Extensive Sales Pipeline

- ...$110M in potential revenue

- Sales prospects include
  2 of largest US retailers
  as well as international Telcos

Add new section

Bonus perks ⓘ

If LEXI launches an offering and you complete an investment, you may receive perks.

Reserve	Receive
$1,000	50% discount on LEXI Universal IoT Gateway ($125 vs. $250 MSRP) OR 50% discount on LEXI LoRa/Helium Miner Gateway ($250 vs. $500 MSRP)
Reserve	Receive
$2,500	FREE LEXI Universal IoT Gateway OR FREE LEXI LoRa/Helium Miner Gateway

About LEXI

Legal Name	Lexi Devices, Inc.
Founded	Dec 2017
Form	Delaware Corporation
Employees	4
Website	lexi.tech
Social Media	🐦 📷 in f ▶
Headquarters	2342 Shattuck Avenue , Berkeley, CA, United States 94704

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LEXI Team

Everyone helping build LEXI, not limited to employees

Scott Cahill
CEO + Founder

Deepak Saxena
CTO + Co-Founder

John Osborne
COO

Kelvin Ngan
VP of Operations

Michael Bailey Smith
VP of Sales

Arthur Cao
Sales Director, China

Caroline Gick
Director of Account
Management

Thomas Sayed
Head of Customer
Experience

LEXI Engineering Team
(Mumbai, India)

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If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

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